United States securities and exchange commission logo





                             May 22, 2020

       Geoff McDonough, M.D.
       President and Chief Executive Officer
       Generation Bio Co.
       301 Binney Street
       Cambridge, MA 02142

                                                        Re: Generation Bio Co.
                                                            Amendment 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 12,
2020
                                                            CIK No. 0001733294

       Dear Dr. McDonough:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement

       Our portfolio, page 3

   1. We note your response to our prior comment 3 and your revisions. Please further revise your chart here and at
page 113 to include separate columns for each of Phase 1 and Phase
                                                        2. Please also adjust
your chart to make all labels legible.
       Use of Proceeds, page 85

   2. Please further revise your disclosure in response to prior comment 6 to separately allocate the portion of the
proceeds to be allocated to each of the two programs identified in the last sentence on page
85.
 Geoff McDonough, M.D.
Generation Bio Co.
May 22, 2020
Page 2

       You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameGeoff McDonough, M.D.
                                                          Division of
Corporation Finance
Comapany NameGeneration Bio Co.
                                                          Office of Life
Sciences
May 22, 2020 Page 2
cc:       Molly Fox
FirstName LastName